Exhibit 99.5

August 1, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

SECOND QUARTER 2018 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE American: GPL) (“Great Panther”; or the “Company”) today reported financial results for the Company’s three and six months ended June 30, 2018. The full version of the Company’s unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with International Financial Reporting Standards ("IFRS"), except as noted in the Non-GAAP Measures section of the MD&A. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

“While our revenues increased 9% compared to the second quarter of last year, our financial results reflected a full quarter of Coricancha related project and care and maintenance expenditures which we are fully expensing until a formal decision to restart is made”, stated James Bannantine, President and CEO. “We recently announced a positive Preliminary Economic Assessment (“PEA”) for Coricancha and have launched a Bulk Sample Program (“BSP”), which we expect to complete in early 2019 and use as the basis for a restart decision. The BSP will improve the confidence in our project assumptions and, as it incorporates a good portion of the development and rehabilitation outlined in the PEA, will put us ahead of the curve in terms of the timeline for a potential restart.”

Mr. Bannantine added, “Our Q2 2018 financial results were also impacted by higher costs at the Guananjuato Mine Complex as we experienced narrower vein widths than our model anticipated. Despite this, we are maintaining our cost guidance for the year, as we expect the trend in Q2 to reverse in the remainder of the year based on our recent drill results and development to date to access these drilled targets. We continue to maintain a strong balance sheet with approximately $60 million of cash and short-term investments and no debt, which is more than sufficient to fund the development of Coricancha. Further, we expect our Mexican operations will continue to provide cash flow to fund the Company’s ongoing requirements.”

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q2 2018	Q2 2017	Change	Six months ended June 30, 2018	Six months ended June 30, 2017	Change
OPERATING RESULTS
Tonnes milled	95,169	98,576	–3%	192,038	181,232	6%
Silver equivalent ounces (“Ag eq oz”) produced [1]	1,002,169	1,102,290	–9%	2,034,105	1,832,476	11%
Silver ounces produced	479,809	569,229	–16%	970,872	935,664	4%
Gold ounces produced	5,492	5,543	–1%	11,323	10,721	6%
Payable silver ounces	479,942	524,411	–8%	956,267	869,406	10%
Ag eq oz sold [1]	1,011,232	992,057	2%	1,982,421	1,673,041	18%
Cost per tonne milled [2]	$121	$103	17%	$121	$96	26%
Cash cost[2]	$7.84	$5.67	38%	$6.62	$4.83	37%
Cash cost per Ag eq oz [2]	$13.41	$11.47	17%	$13.09	$11.28	16%
All in Sustaining Cost ("AISC") [2]	$15.04	$14.93	1%	$13.69	$16.76	–18%
AISC per Ag eq oz2	$16.82	$16.37	3%	$16.50	$17.48	–6%

(in thousands, except per ounce, per share, and exchange rate figures)	Q2 2018	Q2 2017	Change	Six months ended June 30, 2018	Six months ended June 30, 2017	Change
FINANCIAL RESULTS
Revenue	$17,077	$15,731	9%	$34,096	$28,102	21%
Mine operating earnings before non-cash items[2]	$4,110	$5,418	–24%	$9,335	$10,864	–14%
Mine operating earnings	$2,903	$4,465	–35%	$6,922	$9,127	–24%
Net income (loss)	$(2,765)	$833	–432%	$(2,862)	$3,873	–174%
Adjusted EBITDA [2]	$137	$1,489	–91%	$551	$3,623	–85%
Operating cash flow before changes in non-cash net working capital	$(537)	$2,432	–122%	$(418)	$3,327	–113%
Cash and short-term deposits at end of period	$59,762	$57,071	5%	$59,762	$57,071	5%
Net working capital at end of period	$68,073	$62,954	8%	$68,073	$62,954	8%
Average realized silver price per oz [3]	$16.40	$16.01	2%	$16.38	$17.32	–5%
Average realized gold price per oz [3]	$1,274	$1,254	2%	$1,317	$1,274	3%
Earnings (loss) per share – basic and diluted	$(0.02)	$0.00	-200%	$(0.02)	$0.02	-200%
MXN/USD	19.39	18.57	4%	19.07	19.47	–2%

1 Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. It should be noted that although the current Ag:Au ratio is approximately 80:1, the ratio of 70:1 has been used in order to remain consistent with the Company’s guidance and historical averages.

2 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

3 Average realized silver and gold prices are prior to smelting and refining charges.

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REVIEW OF FINANCIAL RESULTS OF THE SECOND QUARTER OF 2018

Revenue increased by $1.3 million or 9% compared to the second quarter of 2017. This was primarily attributable to a decrease in smelting and refining charges (which are netted against revenue), an increase in metal sales volumes ($0.4 million effect), and an increase in realized metal prices ($0.4 million effect). The Company’s average realized silver price for the second quarter of 2018 was $16.40/oz compared to $16.01/oz during the second quarter of 2017, and the average realized gold price for the second quarter of 2018 was $1,274/oz compared to $1,254/oz during the second quarter of 2017.

Production costs for the second quarter of 2018 increased $2.7 million or 26% compared to the second quarter of 2017. This was mainly due to an increase in Mexican Peso (“MXN”) denominated costs as a result of mining narrower veins at the Guanajuato Mine Complex (“GMC”) (which requires more waste material to be mined), along with rate increases for mining contractors (together a $2.9 million effect). The increase in metal sales volume also increased production costs ($0.2 million effect). These factors were partly offset by a weakening of the MXN which had the impact of decreasing production costs in USD terms ($0.4 million effect).

Mine operating earnings before non-cash items decreased by $1.3 million relative to the second quarter of 2017 as the $2.7 million increase in production costs exceeded the $1.3 million increase in revenue.

Amortization and depletion increased by $0.2 million compared to the second quarter of 2017 due to depreciation of the new tailings filtration and handling facilities at Topia that were commissioned in the second quarter of 2017.

General and administrative (“G&A”) expenses were 12% lower in the second quarter of 2018 compared to the same period in 2017 due to non-recurring expenses incurred in the comparative period related to strategic changes and initiatives to position the Company for future growth and development. These included expenses related to CEO succession, other management changes, and implementation of long-term incentive programs.

Exploration, Evaluation and Development (“EE&D”) expenses for the second quarter of 2018 increased $0.3 million or 11% compared to the same period in 2017. As Coricancha was acquired on June 30, 2017, there were only $0.2 million Coricancha related project expenses in EE&D in the second quarter of 2017, compared to $1.4 million of project and care and maintenance expenditures in the second quarter of 2018. The Company will continue to expense project costs and ongoing care and maintenance associated with Coricancha until such time a formal decision is made to restart the mine. The increase in Coricancha costs were partly offset by a $0.8 million decrease in exploration drilling expenditures at Guanajuato, Topia and San Ignacio.

Finance and other income (expense) primarily include interest income or expense and foreign exchange gains and losses. During the second quarter of 2018, the Company incurred a foreign exchange loss of $0.8 million due to a weakening of the MXN to the USD, compared to a foreign exchange gain of $0.6 million in the second quarter of 2017 due to a strengthening of the MXN to the USD. The foreign exchange gains and losses recorded in both periods were primarily a result of forward contracts to purchase MXN to fund operating expenditures in Mexico, and to a lesser extent, the translation of foreign currency denominated balances into USD.

The second quarter of 2018 reflected a net loss of $2.8 million compared to net income of $0.8 million in the second quarter of 2017. The change in net loss is largely accounted for by $1.3 million decrease in mine operating earnings, $1.7 million decrease in finance and other income, and $0.3 million increase in EE&D expenses. These factors were partly offset by the $0.2 million decrease in G&A expenses.

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Adjusted EBITDA was $0.1 million in the second quarter of 2018, compared to $1.5 million in the second quarter of 2017. The decrease largely reflects a $1.3 million decrease in mine operating earnings before non-cash items, and a $0.3 million increase in EE&D expenses before non-cash items (such as non-cash share-based compensation and changes in estimates of reclamation provisions). These factors were partly offset by a $0.2 million decrease in G&A expenses before non-cash items.

Refer to the Company’s MD&A for the three and six months ended June 30, 2018 for more details of the financial results.

CASH COST AND ALL-IN SUSTAINING COSTS

Cash cost per silver payable ounce (“cash cost”) for the second quarter of 2018 increased over the second quarter of 2017 primarily due to higher MXN denominated production costs as discussed above, which had the effect of increasing cash cost by $6.44 per payable silver ounce ("per oz"). Payable silver volumes were also lower in the second quarter of 2018 than in the second quarter of 2017, which increased cash cost by a further $0.53 per oz. These factors were partly offset by an increase in by-product credits associated with higher sales volumes for gold and lead and higher realized prices for gold, lead and zinc (together, a $2.89 per oz effect). In addition, lower smelting and refining charges accounted for a $0.99 per oz decrease and the weakening of the MXN to the USD accounted for a further $0.91 per oz decrease.

During the second quarter of 2018, AISC increased from the second quarter of 2017 primarily due to the increase in cash cost discussed above ($2.17 per oz effect), as well as a decrease in payable silver ounces, which had the effect of further increasing AISC by $0.84 per oz. These were substantially offset by lower sustaining EE&D expenses and capital expenditures (together, a $2.40 per oz effect) and decreased G&A expenses ($0.50 per oz effect).

Refer to the Company’s MD&A for the three and six months ended June 30, 2018, for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT JUNE 30, 2018

At June 30, 2018, the Company had cash and short-term deposits of $59.8 million, compared to $56.9 million at December 31, 2017, and no long-term debt.

Cash and short-term deposits increased by $2.9 million in the first half of 2018 primarily due to $3.4 million of cash generated by operating activities and $0.3 million in proceeds from the exercise of stock options. These factors were partly offset by $0.8 million in additions to plant and equipment and $0.1 million in foreign exchange losses on cash balances.

Net working capital was $68.1 million as at June 30, 2018, an increase of $2.1 million from the start of the year. This increase was mainly due to reimbursement rights of approximately $2.0 million that were reclassified to current assets, as much of the cash generated by the mines was used to fund corporate activities and the advancement of Coricancha.

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OUTLOOK

The Company’s production and cost guidance for the year ending December 31, 2018 remains unchanged:

Production and cash cost guidance	1H 2018 Actual	FY 2018 Guidance	FY 2017 Actual
Total silver equivalent ounces[1]	2,034,105	4,000,000 – 4,100,000	3,978,731
Cash cost[2]	$6.62	$5.00 – 6.50	$5.76
AISC[2]	$13.69	$12.50 – 14.50	$15.07

Although cash cost for the second quarter and first half of 2018 was higher than the full year guidance range, the Company expects cost to decrease in the second half of the year due to an expected reduction in the variability to the geological model and return to mining higher margin vein widths. It is cautioned that cash cost and AISC are very sensitive to the MXN foreign exchange rate and metal prices through the computation of by-product credits.

The Company’s guidance for capital expenditures and EE&D expenses for the year ended December 31, 2018 also remains unchanged:

Capex and EE&D expense guidance (in millions of US dollars)	1H 2018 Actual	FY 2018 Guidance	FY 2017 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with Coricancha	$0.8	$2.5 – $3.5	$4.4

EE&D – operating mines (excluding Coricancha)	$2.4	$5.0 – $6.0	$5.2

The focus for 2018 is to maintain steady and efficient operations in Mexico, including seeking ways to optimize mining methods and control costs, while advancing Coricancha to set a platform for production growth in 2019 and 2020.

The Coricancha PEA confirmed the potential for three million Ag eq oz of annual production and the Company has commenced a BSP in order to further de-risk the project by providing confirmation of expectations regarding throughput, grades and recoveries. Following a successful outcome, the Company expects to be able to make a decision in early 2019 to commence the restart of Coricancha.

The Company continues to seek and evaluate additional acquisition opportunities in the Americas to meet its growth objectives.

1 Ag eq oz have been established using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively.

2 Cash cost and AISC are non-GAAP measures. Refer to the Non-GAAP Measures section of the MD&A for an explanation of these measures and  reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly  comparable to similarly titled measures used by others.

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WEBCAST AND CONFERENCE CALL TO DISCUSS THE SECOND QUARTER 2018 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on August 2, 2018, at 8:00 am Pacific Time. Hosting the call will be Mr. James Bannantine, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 800 599 8686
International Toll	1 323 994 2093
Conference ID	9387135

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards the restart of the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. The Company also continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mines in Mexico, advancement of the Coricancha project, and the exploration of its other properties in Mexico and Peru. Forward looking statements also include guidance included in the "Outlook" section of this document, including guidance on production, cash costs, AISC, and anticipated capital expenditures and exploration and development expenditures. Forward looking statements also include discussions of the overall economic potential of the Company's properties, the availability of adequate financing, and those involving known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956
aheath@greatpanther.com
www.greatpanther.com

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GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at June 30, 2018 (unaudited) and December 31, 2017

	June 30, 2018	December 31, 2017

ASSETS

Current assets:
Cash and cash equivalents	$36,852	$36,797
Short-term deposits	22,910	20,091
Trade and other receivables	10,060	14,780
Inventories	4,064	5,294
Reimbursement rights	6,905	4,446
Derivative assets	43	—
Other current assets	779	401
	81,613	81,809

Restricted cash	1,234	1,234
Inventories – non-current	1,587	1,580
Reimbursement rights	4,518	6,588
Mineral properties, plant and equipment	13,610	14,966
Exploration and evaluation assets	15,633	15,633
Deferred tax assets	80	70
	$118,275	$121,880

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables and accrued liabilities	$9,014	$11,313
Derivative liabilities	—	85
Reclamation and remediation provision – current	4,526	4,446
	13,540	15,844

Reclamation and remediation provision	23,416	22,965
Deferred tax liabilities	1,899	1,930
	38,855	40,739

Shareholders’ equity:
Share capital	130,867	130,201
Reserves	19,437	18,962
Deficit	(70,884)	(68,022)
	79,420	81,141

	$118,275	$121,880

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GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars)

For the three and six months ended June 30, 2018 and 2017 (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Revenue	$17,077	$15,731	$34,096	$28,102

Cost of sales
Production costs	12,967	10,313	24,761	17,238
Amortization and depletion	1,082	849	2,212	1,540
Share-based compensation	125	104	201	197
	14,174	11,266	27,174	18,975

Mine operating earnings	2,903	4,465	6,922	9,127

General and administrative expenses
Administrative expenses	1,348	1,580	2,731	2,974
Amortization and depletion	26	17	52	33
Share-based compensation	328	337	574	529
	1,702	1,934	3,357	3,536

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	2,071	1,520	4,767	2,643
Mine development costs	574	820	1,181	1,645
Share-based compensation	(28)	8	(5)	16
	2,617	2,348	5,943	4,304

Finance and other income (expense)
Interest income	270	209	738	422
Finance costs	—	(19)	(19)	(37)
Accretion	(341)	(21)	(619)	(41)
Foreign exchange gain (loss)	(849)	645	(151)	2,460
Other income	8	13	28	20
	(912)	827	(23)	2,824

Income (loss) before income taxes	(2,328)	1,010	(2,401)	4,111
Income tax expense	437	177	461	238
Net income (loss) for the period	$(2,765)	$833	$(2,862)	$3,873

Earnings (loss) per share – basic and diluted	$(0.02)	$0.00	$(0.02)	$0.02

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GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three and six months ended June 30, 2018 and 2017 (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Cash flows from operating activities:
Net income (loss) for the period	$(2,765)	$833	$(2,862)	$3,873
Items not involving cash:
Amortization and depletion	1,108	866	2,264	1,573
Unrealized foreign exchange loss (gain)	305	278	(68)	(1,493)
Income tax expense	437	177	461	238
Share-based compensation	425	449	770	742
Other non-cash items	118	(189)	(198)	(342)
Interest received	235	225	618	353
Interest paid	(19)	(19)	(38)	(37)
Income taxes paid	(381)	(188)	(1,365)	(1,580)
	(537)	2,432	(418)	3,327
Changes in non-cash working capital:
Trade and other receivables	(366)	(119)	4,444	(448)
Inventories	775	(5)	1,095	(1,984)
Other current assets	90	311	(380)	(50)
Trade payables and accrued liabilities	(648)	2,053	(1,368)	1,315
Net cash provided by (used in) operating activities	(686)	4,672	3,373	2,160

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(473)	(1,031)	(771)	(2,857)
Cash received upon acquisition of Coricancha	—	105	—	105
Proceeds from (investments in) short-term deposits	(6,646)	6,200	(2,819)	(1,862)
Other	—	2	—	2
Net cash provided by (used in) investing activities	(7,119)	5,276	(3,590)	(4,612)

Cash flows from financing activities:
Proceeds from exercise of share options	200	82	342	859
Net cash from financing activities	200	82	342	859

Effect of foreign currency translation on cash and cash equivalents	(163)	83	(70)	140

Increase (decrease) in cash and cash equivalents	(7,768)	10,113	55	(1,453)
Cash and cash equivalents, beginning of period	44,620	30,076	36,797	41,642
Cash and cash equivalents, end of period	$36,852	$40,189	$36,852	$40,189

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